Schering AG: Campath(R) successful in Trial for Treatment of T-PLL

Berlin, Germany, September 28, 2001; Schering AG, Germany (FSE: SCH,
NYSE: SHR), announced today that Campath(R) (alemtuzumab), a humanized monoclonal antibody, was successfully tested in a clinical trial for the treatment of T-PLL (T-cell prolymphocytic leukemia). The new data strongly indicate that Campath(R) can be effective as first-line therapy for T-PLL, which would represent another step forward in Schering's strategy to strengthen its role in different indications in the field of hematological oncology.
Campath(R) was approved in the US and Europe (trade name in Europe:
MabCampath(TM)) earlier this year and is currently available to patients with B-cell chronic lymphocytic leukemia (B-CLL), who have been treated with alkylating agents and have failed fludarabine therapy.
Campath(R) for B-CLL was developed by M&I Partners, a 50-50 joint venture of Millennium Pharmaceuticals, Inc., (NASDAQ: MLNM) and ILEX Oncology, Inc., (NASDAQ: ILXO), and Schering AG, Germany. In the US, Campath is marketed by Berlex Laboratories, a US subsidiary of Schering AG.
T-PLL is a rare, aggressive malignancy which confronts patients with a median survival time of seven months. Chemotherapy has a low success rate with 6-10% CR (Complete Remission). The majority (76%) of patients who received Campath(R) responded to therapy with a 60% CR. By producing remissions in more than two thirds of patients, Campath(R) could be a very effective agent in the fight against T-PLL. The data were published by Dearden CE et al, Blood 2001; 98:
1721-6.
Campath(R) binds to CD52+, an antigen that is present on the surface of certain leukemic lymphocytes and highly expressed on T-PLL cells. It induces antibody-dependent lysis (killing) following binding. This results in the removal of the malignant lymphocytes from the blood, bone marrow, and other affected organs.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, September 28, 2001
Schering AG
Corporate Communication
For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de